Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED DECEMBER 10, 2013

TO PROSPECTUS DATED APRIL 17, 2013

This Sticker Supplement is part of, and should be read in conjunction with our prospectus dated April 17, 2013, the Sticker Supplements dated March 28, 2013, October 17, 2013, and November 15, 2013, and Supplement No. 1 dated September 18, 2013. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus. The information contained herein is presented as of December 10, 2013.

PROSPECTUS SUMMARY

The following supersedes and replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Recent Developments,” which begins on page 1 of the prospectus:

Recent Developments

Engagement of CBRE Capital Advisors, Inc.

On November 25, 2013, the audit committee of the board of directors (the “Audit Committee”) approved the engagement of CBRE Capital Advisors, Inc. (“CBRE Cap”) to assist us in the estimation of our net asset value per share of our common stock (“NAV”). The Audit Committee will make a recommendation to our full board of directors upon the receipt and analysis of a valuation report from CBRE Cap, which report will include property level and aggregate valuation analyses and a range of net asset values for our common stock based on other factors CBRE Cap deems beneficial. The board of directors will then review the valuation and recommendation received from the Audit Committee, establish a NAV and approve any necessary change to the offering price per share of our common stock for this offering. We anticipate that we will be able to announce the NAV and any change in our offering price per share of our common stock on or about December 11, 2013.

Pacific Northwest Senior Housing Communities - Phase 1

On August 21, 2013, through our operating partnership, we entered into separate purchase and sale agreements (collectively, the “PNWC Purchase Agreements”), relating to the acquisition, from various related sellers (collectively, the “PNWC Sellers”), of a portfolio of twenty-one (21) senior housing communities generally located in the Pacific Northwest region of the United States and Nevada (collectively, the “Pacific Northwest Communities”) for an aggregate purchase price of approximately $457.3 million.

On December 2, 2013 (the “Phase 1 Closing Date”), we closed on an initial tranche consisting of 12 of the Pacific Northwest Communities having an aggregate purchase price of approximately $302.3 million (the “Phase 1 Closing”). The communities acquired in the Phase 1 Closing (the “Phase 1 Communities”) collectively feature 1,404 residential units comprised of 486 independent living units, 790 assisted living units, and 128 specialty care or “memory care” units. The average age of the Phase 1 Communities is approximately 7.3 years using a weighted average unit count basis. For further information, see “BUSINESS — Properties — Pacific Northwest Senior Housing Communities – Phase I.”

The acquisition of the Phase I Communities was funded with a five year loan from The Prudential Life Insurance Company of America (“Prudential”) in the aggregate principal amount of approximately $157.5 million, as part of a commitment from Prudential to loan an aggregate of approximately $211.5 million for the purchase of the Pacific Northwest Communities. See, “BUSINESS — Borrowings — Pacific Northwest Senior Housing Communities – Phase I.”

South Bay II Communities – Probable Acquisition

On October 7, 2013, we, through our operating partnership, entered into an asset purchase and sale agreement (the “South Bay II Purchase Agreement”) relating to the acquisition of seven senior housing communities located in Texas and one community located in Illinois (collectively, the “South Bay II Communities”) from the sellers identified below (the “South Bay II Sellers”). On November 21, 2013, we determined that the acquisition of the South Bay II Communities (the “Probable South Bay II Communities”) was probable due to the expiration of the due diligence period, the approval of the acquisitions by our board of directors and our earnest money deposit with respect to such properties becoming non-refundable. None of the South Bay II Sellers are affiliates of us or our advisor, but are affiliates of South Bay Partners, Ltd. (“South Bay”). We previously acquired a portfolio of senior housing communities from affiliates of South Bay. See “BUSINESS — Properties — South Bay Communities” for further information.

The aggregate purchase price of the Probable South Bay II Communities is approximately $187.2 million, subject to adjustment: (i) in accordance with certain formulas on a property-by-property basis to account for any increases in the property’s performance for periods following January 1, 2013 through the closing date of the applicable property, and (ii) a formula to account for any increase in the capital gains tax rates from its level on December 31, 2013 through the closing date of the applicable property. Collectively, the Probable South Bay II Communities feature 859 total units comprised of 415 independent living units, 254 assisted living units, 132 memory care units, and 58 skilled nursing units, which have 72 beds. The average age of the Probable South Bay II Communities is two years.

The following table sets forth the names and locations of the Probable South Bay II Communities, numbers of units, purchase prices and seller information:

Names & Locations of Communities	Sellers	No. of Units	Approx. Purchase Price (in millions)

Legacy Ranch Midland, TX (“Legacy Ranch”)	Midland Care Group, LP	38	$11.5
Isle at Cedar Ridge Cedar Park, TX (“Isle at Cedar Ridge”)	Cedar Park AL Group, LP	80	$21.0
Isle at Watercrest – Bryan Bryan, TX (“Isle at Watercrest – Bryan”)	Bryan AL Investors, LP	80	$21.0
Watercrest at Bryan Bryan, TX (“Watercrest at Bryan”)	Bryan Senior Investors, LP	204	$26.7
Isle at Watercrest – Mansfield Mansfield, TX (“Isle at Watercrest – Mansfield”)	Mansfield AL Group, LP	98	$25.0
Watercrest at Mansfield Mansfield, TX (“Watercrest at Mansfield”)	Waterview at Mansfield Investors, L.P.	211	$45.0
The Park at Plainfield Plainfield, IL (“The Park at Plainfield”)	Plainfield Care Group, LLC	110	$26.5
The Springs San Angelo, TX (“The Springs”)	San Angelo Care Group, LP	38	$10.5

We escrowed an aggregate earnest money deposit in the amount of $3.7 million (the “Deposit”). The Deposit is non-refundable, unless certain conditions or obligations are not met or cured as of the closing of the acquisition, and such failure is not due to a default by us.

The acquisition of the Probable South Bay II Communities is subject to the fulfillment of numerous conditions precedent, including receipt of required approvals and licenses from applicable state governmental authorities. We will receive a credit against the purchase price of the Probable South Bay II Communities for the expected assumption by us of a 10-year Federal Home Loan Mortgage Corporation loan on the Watercrest at Mansfield property, in the approximate amount of $27.7 million, bearing a current interest rate of 4.68%. The remaining seven Probable South Bay II Communities are expected to be financed in part through our Revolving Credit Facility with KeyBank, N.A., as administrative agent, which we obtained on August 19, 2013. See “BUSINESS — Borrowings — Revolving Line of Credit.”

Assuming that outstanding contingencies are satisfied, we anticipate the following schedule of closings for the Probable South Bay II Communities:

Probable South Bay II Communities	Closing Date
Isle at Cedar Ridge	2/28/14
The Park at Plainfield	3/31/14
Isle at Watercrest – Bryan	4/30/14
Watercrest at Bryan	4/30/14
Legacy Ranch	3/31/14
Isle at Watercrest – Mansfield	5/30/14
Watercrest at Mansfield	6/30/14
The Springs	3/31/14

At closing, approximately $2.4 million of the purchase price of the Probable South Bay II Communities will be held in escrow for a period of nine months to guaranty the South Bay II Sellers’ representations and warranties in the South Bay II Purchase Agreement. There can be no assurance that any or all of the conditions to closing will be satisfied, or, if satisfied, that we will acquire all of the Probable South Bay II Communities.

The following supersedes and replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Properties Summary” on page 5 of the prospectus:

Properties Summary

The following information should be read in conjunction with the section entitled “BUSINESS” — Properties” beginning on page 79 of the prospectus.

The following table sets forth the asset name, location, asset type, acquisition date, year built and purchase price of each of the properties we owned as of December 2, 2013.

Name	Location	Asset Type	Date Acquired	Year Built	Purchase Price (in millions)

Primrose Communities
Primrose Retirement Community of Casper	Casper, WY	Senior Housing	02/16/12	2004	$18.8
Sweetwater Retirement Community	Billings, MT	Senior Housing	02/16/12	2006	$16.3
Primrose Retirement Community of Grand Island	Grand Island, NE	Senior Housing	02/16/12	2005	$13.3
Primrose Retirement Community of Mansfield	Mansfield, OH	Senior Housing	02/16/12	2007	$18.0
Primrose Retirement Community of Marion	Marion, OH	Senior Housing	02/16/12	2006	$17.7

HarborChase of Villages Crossing[1]	Lady Lake, FL	Development – Senior Housing	08/29/12		$ 2.2

Windsor Manor Communities I
Windsor Manor of Vinton	Vinton, IA	Senior Housing	08/31/12	2007	$ 5.8
Windsor Manor of Webster City	Webster City, IA	Senior Housing	08/31/12	2010	$ 6.8
Windsor Manor of Nevada	Nevada, IA	Senior Housing	08/31/12	2011	$ 6.3

Dogwood Forest of Acworth[1]	Acworth, GA	Development – Senior Housing	12/18/12		$ 1.8

Primrose Communities II
Primrose Retirement Community of Lima	Lima, OH	Senior Housing	12/19/12	2007	$18.6
Primrose Retirement Community of Zanesville	Zanesville, OH	Senior Housing	12/19/12	2008	$19.1
Primrose Retirement Community of Decatur	Decatur, IL	Senior Housing	12/19/12	2009	$18.1

Name	Location	Asset Type	Date Acquired	Year Built	Purchase Price (in millions)

Primrose Retirement Community of Council Bluffs	Council Bluffs, IA	Senior Housing	12/19/12	2007	$12.9
Primrose Retirement Community Cottages	Aberdeen, SD	Senior Housing	12/19/12	1995	$ 4.3

Capital Health Communities
Brookridge Heights	Marquette, MI	Senior Housing	12/21/12	1998	$13.5
Curry House	Cadillac, MI	Senior Housing	12/21/12	1996	$13.5
Symphony Manor	Baltimore, MD	Senior Housing	12/21/12	2011	$24.0
Woodholme Gardens	Pikesville, MD	Senior Housing	12/21/12	2010	$17.1
Tranquillity at Fredericktowne	Frederick, MD	Senior Housing	12/21/12	2000	$17.0

Claremont Medical Office	Claremont, CA	Medical Office	01/16/13	2008	$19.8

Windsor Manor II Communities
Windsor Manor of Indianola	Indianola, IA	Senior Housing	04/02/13	2004	$ 5.7
Windsor Manor of Grinnell	Grinnell, IA	Senior Housing	04/02/13	2006	$ 6.5

Perennial Communities
Batesville Healthcare Center	Batesville, AR	Post-Acute Care	05/31/13	1975	$ 6.2
Broadway Healthcare Center	West Memphis, AR	Post-Acute Care	05/31/13	1994	$11.8
Jonesboro Healthcare Center	Jonesboro, AR	Post-Acute Care	05/31/13	2012	$15.2
Magnolia Healthcare Center	Magnolia, AR	Post-Acute Care	05/31/13	2009	$11.8
Mine Creek Healthcare Center	Nashville, AR	Post-Acute Care	05/31/13	1978	$ 3.4
Searcy Healthcare Center	Searcy, AR	Post-Acute Care	05/31/13	1973	$ 7.9

LaPorte Cancer Center	Westville, IN	Medical Office	06/14/13	2010	$13.1

Knoxville Medical Office Properties
Physicians Plaza A at North Knoxville Medical Center	Powell, TN	Medical Office	07/10/13	2005	$18.1
Physicians Plaza B at North Knoxville Medical Center	Powell, TN	Medical Office	07/10/13	2008	$21.8
Physicians Regional Medical Center – Central Wing Annex	Knoxville, TN	Medical Office	07/10/13	2004	$ 5.8
Jefferson Medical Commons	Jefferson City, TN	Medical Office	07/10/13	2001	$11.6

HarborChase of Jasper	Jasper, AL	Senior Housing	08/01/13	1998	$ 7.3

Medical Portfolio I Properties
Doctors Specialty Hospital	Leawood, KS	Acute Care	08/16/13	2001	$10.0
John C. Lincoln Medical Office Plaza I	Phoenix, AZ	Medical Office	08/16/13	1980	$ 5.5
John C. Lincoln Medical Office Plaza II	Phoenix, AZ	Medical Office	08/16/13	1984	$ 3.2
North Mountain Medical Plaza	Phoenix, AZ	Medical Office	08/16/13	1994	$ 5.0
Escondido Medical Arts Center	Escondido, CA	Medical Office	08/16/13	1994	$15.6
Chestnut Commons Medical Office Building	Elyria, OH	Medical Office	08/16/13	2008	$20.7

South Bay Properties
The Club at Raider Ranch	Lubbock, TX	Senior Housing and Development	08/29/13	2009	$33.0
The Isle at Raider Ranch	Lubbock, TX	Senior Housing	08/29/13	2009	$25.0
Town Village	Oklahoma City, OK	Senior Housing	08/29/13	2002	$22.5

Calvert Medical Office Properties
Calvert Medical Office Building I, II, III	Prince Frederick, MD	Medical Office	08/30/13	1991, 1999, 2000	$16.4
Calvert Medical Arts Center	Prince Frederick, MD	Medical Office	08/30/13	2009	$19.3
Dunkirk Building	Dunkirk, MD	Medical Office	08/30/13	1997	$ 4.6

Pacific Northwest Communities- Phase I
Huntington Terrace	Gresham, OR	Senior Housing	12/02/13	2000	$15.0
Arbor Place	Medford, OR	Senior Housing	12/02/13	2003	$15.8
Beaverton Hills	Beaverton, OR	Senior Housing	12/02/13	2000	$12.9

Name	Location	Asset Type	Date Acquired	Year Built	Purchase Price (in millions)

Billings	Billings, MT	Senior Housing	12/02/13	2009	$48.3
Boise	Boise, ID	Senior Housing	12/02/13	2007	$40.0
Five Rivers	Tillamook, OR	Senior Housing	12/02/13	2002	$16.7
High Desert	Bend, OR	Senior Housing	12/02/13	2003	$13.6
Idaho Falls	Idaho Falls, ID	Senior Housing	12/02/13	2009	$44.4
Orchard Heights	Salem, OR	Senior Housing	12/02/13	2002	$17.8
Riverwood	Tualatin, OR	Senior Housing	12/02/13	1999	$9.7
Southern Hills	Salem, OR	Senior Housing	12/02/13	2001	$12.9
Sparks	Sparks, NV	Senior Housing	12/02/13	2009	$55.2

[1]	The purchase price includes the cost of land and the development budget.

BUSINESS

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Properties — Locations of Our Properties,” on page 79 of the prospectus:

Properties

Locations of Our Properties

The following map reflects the locations of our 60 assets, including our six properties owned through investments in joint ventures, our two development projects, one development land acquisition associated with an existing facility and one loan to a third-party for development of a medical office building.

The following is added to the end of the section entitled “BUSINESS — Properties” at page 93 of the prospectus.

Pacific Northwest Senior Housing Communities – Phase I

On August 21, 2013, through our operating partnership, we entered into the PNWC Purchase Agreements, relating to the acquisition, from various related sellers (collectively, the “PNWC Sellers”), of a portfolio of twenty-one (21) senior housing communities generally located in the Pacific Northwest region of the United States and Nevada (collectively, the “Pacific Northwest Communities”) for an aggregate purchase price of approximately $457.3 million. The PNWC Sellers are affiliated with each other; however, neither we nor any of our affiliates are affiliated with any of the PNWC Sellers.

On December 2, 2013 (the “Phase 1 Closing Date”), we closed on an initial tranche consisting of 12 of the Pacific Northwest Communities having an aggregate purchase price of approximately $302.3 million (the “Phase 1 Closing”). The communities acquired in the Phase 1 Closing (the “Phase 1 Communities”) collectively feature 1,404 residential units comprised of 486 independent living units, 790 assisted living units, and 128 specialty care or “memory care” units. The average age of the Phase 1 Communities is approximately 7.3 years using a weighted average unit count basis.

The following table sets forth the names by which the Phase 1 Communities will be known following the acquisition, their locations, purchase prices and other information:

Name and Location	Seller	Total Units	Percentage Occupancy (as of 10/31/13)	Year Built/ Renovated	RevPOU(1)	Purchase Price (in millions)

Prestige Senior Living Huntington Terrace Gresham, OR (“Huntington Terrace”)	Gresham Assisted Living, LLC	66(2)	98.5%	2000/2010	$42,588	$15.0

Prestige Senior Living Arbor Place Medford, OR (“Arbor Place”)	MWSH Medford, LLC	72(3)	66.7%	2003/2010	$47,329	$15.8

Prestige Senior Living Beaverton Hills Beaverton, OR (“Beaverton Hills”)	MWSH Beaverton, LLC	60(4)	71.7%	2000/2011	$46,139	$12.9

Morning Star of Billings Billings, MT (“Billings”)	MWSH Billings, LLC	206(5)	47.6%	2009	$39,571	$48.3

MorningStar of Boise Boise, ID (“Boise”)	MWSH Boise, LLC	206(6)	59.7%	2007	$35,660	$40.0

Prestige Senior Living Five Rivers Tillamook, OR (“Five Rivers”)	Five Rivers Assisted Living & Retirement Community, LLC	88(7)	62.5%	2002/2010	$37,326	$16.7

Prestige Senior Living High Desert Bend, OR (“High Desert”)	MWSH Bend, LLC	68(8)	85.3%	2003/2011	$46,643	$13.6

MorningStar of Idaho Falls Idaho Falls, ID (“Idaho Falls”)	MWSH Idaho Falls, LLC	193(9)	35.8%	2009	$40,546	$44.4

Prestige Senior Living Orchard Heights Salem, OR (“Orchard Heights”)	Orchard Heights Senior Community, LLC	79(10)	72.2%	2002/2011	$55,947	$17.8

Prestige Senior Living Riverwood Tualatin, OR (“Riverwood”)	Tualatin Assisted Living, LLC	60(11)	81.7%	1999/2010	$40,036	$9.7

Prestige Senior Living Southern Hills Salem, OR (“Southern Hills”)	Southern Hills Assisted Living Community, LLC	66(12)	83.3%	2001/2011	$43,716	$12.9

MorningStar of Sparks Sparks, NV (“Sparks”)	MWSH Sparks, LLC	240(13)	48.3%	2009	$40,065	$55.2

Totals:		1,404				$302.3

(1)	Average monthly revenue per occupied unit (“RevPOU”) for the trailing 3 months annualized as of September 30, 2013.
(2)	Total units consist of 66 assisted living units.

(3)	Total units consist of 54 assisted living units and 18 specialty care or “memory care” units.
(4)	Total units consist of 60 assisted living units.
(5)	Total units consist of 104 independent living units, 70 assisted living units and 32 specialty care or “memory care” units.
(6)	Total units consist of 131 independent living units and 75 assisted living units.
(7)	Total units consist of 24 independent living units and 64 assisted living units.
(8)	Total units consist of 68 assisted living units.
(9)	Total units consist of 99 independent living units, 66 assisted living units and 28 specialty care or “memory care” units.
(10)	Total units consist of 61 assisted living units and 18 specialty care or “memory care” units.
(11)	Total units consist of 60 assisted living units.
(12)	Total units consist of 66 assisted living units.
(13)	Total units consist of 128 independent living units, 80 assisted living units and 32 specialty care or “memory care” units.

Subsidiaries of ours formed for such purpose each purchased one (1) Phase 1 Community, and subsequently leased the Phase 1 Communities to other subsidiaries of ours (the “Phase 1 Tenants”) pursuant to separate lease agreements. MorningStar Senior Management, LLC (“MorningStar”), an unaffiliated third-party manager, will operate and manage the following four (4) Phase 1 Communities on behalf of each respective Phase 1 Tenant under long-term management services agreements (“MSAs”) with the following Phase 1 Tenants: Billings, Boise, Idaho Falls and Sparks. Prestige Senior Living, L.L.C. (“Prestige” and collectively with MorningStar, the “Property Managers”), an unaffiliated third-party manager, will operate and manage the remaining eight (8) Phase 1 Communities on behalf of the other Phase 1 Tenants under long-term MSAs with each such Phase 1 Tenant. Pursuant to their respective MSAs, the Property Managers will each receive a market rate management fee, which is subject to subordination and forfeiture provisions where the net operating income of the Property Managers’ respective communities does not equal or exceed certain minimum thresholds set forth in the MSAs. The MSAs may be terminated without penalty in the event of various defaults as enumerated in the MSAs. Termination fees are payable to the Property Managers in the event that we voluntarily terminate an MSA.

ESTIMATED DEPRECIABLE BASIS
Names of the Phase 1 Communities	Estimated Depreciable Basis
Huntington Terrace	$ 13.5
Arbor Place	$ 14.1
Beaverton Hills	$ 12.1
Billings	$ 41.6
Boise	$ 34.7
Five Rivers	$ 15.9
High Desert	$ 11.6
Idaho Falls	$ 40.4
Orchard Heights	$ 15.4
Riverwood	$ 7.7
Southern Hills	$ 10.8
Sparks	$ 50.9

We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively. The aggregate real estate taxes for the Phase 1 Communities were approximately $1.7 million for the year ended December 31, 2012.

We paid our advisor an aggregate Investment Services Fee of approximately $5.6 million in connection with the acquisition of the Phase 1 Communities, which is equal to 1.85% of the aggregate purchase price of the properties.

Future Closings – The following table identifies certain of the remaining Pacific Northwest Senior Housing Communities that we anticipate acquiring in January 2014 (the “Phase 2 Communities”):

Name and Location	Sellers	Total Units	Approx. Purchase Price (in millions)

Bridgewood at Four Seasons Retirement & Assisted Living Community Vancouver, WA	Vancouver Bridgewood, LLC	124	$22.1

Rosemont Retirement & Assisted Living Community Yelm, WA	MWSH Yelm, LLC	87	$16.9

Auburn Meadows Senior Community, Assisted Living and Special Care Auburn, WA	Auburn Assisted Living, LLC	102	$21.9

Monticello Park Retirement & Assisted Living Community Longview, WA	Longview Monticello, LLC	144	$27.4

The following table identifies the final Pacific Northwest Senior Housing Community that we anticipate acquiring in February 2014:

Name and Location	Seller	Total Units	Approx. Purchase Price (in millions)

West Hills Retirement and Assisted Living Community Corvallis, OR	West Hills Assisted Living Community, LLC	66	$15.0

Since we were unable to successfully modify the loan assumption terms relating to the purchase of the Cascadia Village Retirement & Assisted Living Community, the Gibson Creek Retirement Cottages & Assisted Living Community, the Oak Park Assisted Living Community, and the Cambridge Terrace Assisted Living Community of the total Pacific Northwest Communities we contracted to purchase, we determined that we will not complete the acquisition of such properties as originally contemplated in the Purchase Agreement and exercised our contractual right to remove two of the properties from the portfolio and received a refund of our earnest money deposit with respect to those properties; and forfeited our earnest money deposit on the other two properties in the aggregate amount of approximately $1.1 million.

The following is added to the prospectus at the end of the section entitled “BUSINESS — Borrowings” at page 100 of the prospectus.

Borrowings

Pacific Northwest Senior Housing Communities – Phase I

On the Phase 1 Closing Date, the subsidiaries that purchased and leased the Phase 1 Communities (the “Phase 1 Borrowers”) entered into a loan agreement (the “Pacific Northwest Loan Agreement”) with Prudential providing for a five (5) year term loan in the aggregate principal amount of approximately $157.5 million (the “Phase 1 Pacific Northwest Loan”). The Phase 1 Pacific Northwest Loan matures on December 5, 2018 and may be prepaid by the Phase 1 Pacific Northwest Borrowers, in whole or in part, with a prepayment premium equal to the greater of: (i) one percent (1%) of the principal amount being prepaid, multiplied by the quotient of the number of full months remaining until the maturity date of the loan (calculated as of the prepayment date) divided by the number of full months comprising the term of the loan; or (b) a “make-whole” payment equal to the present value of the loan less the amount of principal and accrued interest being prepaid, calculated as of the prepayment date for the period between that date and the maturity date. Interest on the outstanding principal balance of the Phase 1 Pacific Northwest Loan accrues at a rate equal to the sum of four and thirty-hundredths percent (4.30%).

The Phase 1 Pacific Northwest Loan is part of a commitment we entered into with Prudential on December 2, 2013, to loan approximately $211.5 million (the “Total Pacific Northwest Loan Commitment”) to the Phase 1 Pacific Northwest Borrowers and certain of our subsidiaries (the “Phase 2 Pacific Northwest Borrowers” and, collectively with the Phase 1 Pacific Northwest Borrowers, the “Pacific Northwest Borrowers”) to purchase the Pacific Northwest Communities. The remainder of the Total Pacific Northwest Loan Commitment, approximately $54 million, is available for use by the Phase 2 Pacific Northwest Borrowers to purchase the Phase 2 Communities. The Pacific Northwest Borrowers are entitled to obtain supplemental loan proceeds from Prudential in an amount of up to $20 million, provided that the Pacific Northwest Borrowers meet certain debt yield, loan-to-value, and net operating income threshold requirements and request such supplemental loan proceeds during the period commencing six (6) months after the Phase 1 Closing Date and ending three (3) years after the Phase 1 Closing Date.

The Phase 1 Pacific Northwest Loan is collateralized by first mortgages on all real property, improvements, and personal property of the Phase 1 Communities, and assignments to Prudential of all rents and leases collected or received with respect to the Phase 1 Communities by the Phase 1 Pacific Northwest Borrowers. We have guaranteed each Phase 1 Pacific Northwest Borrower’s performance under the Phase 1 Pacific Northwest Loan pursuant to a standard recourse guaranty.

The Phase 1 Pacific Northwest Loan is subject to customary affirmative, negative, and financial covenants for a loan of this type. The Phase 1 Pacific Northwest Borrowers paid Prudential an origination fee of $787,739 in connection with the Phase 1 Pacific Northwest Loan, or one-half percent (.5%) of the aggregate Phase 1 Pacific Northwest Loan amount.